ANNUAL INFORMATION FORM

FOR THE YEAR-ENDED DECEMBER 31, 2017

MARCH 28, 2018

PRIMERO MINING CORP.
Suite 2100, 79 Wellington Street West
TD South Tower
Toronto, Ontario, Canada M5K 1H1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

Capitalized terms used in this section are as defined in the following sections of this annual information form (“Annual Information Form” or “AIF”): Corporate Structure and General Development of the Business and Mining Activities.

This AIF contains “forward-looking information” and “forward-looking statements within the meaning of applicable United States and Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “intends”, “may”, “will”, “should”, “plans”, “anticipates”, “potential”, “expects”, “estimates”, “forecasts”, “budget”, “likely”, “goal” and similar expressions or statements that certain actions, events or results may or may not be achieved or occur in the future. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on our perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Our estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Forward-looking statements in this AIF include those that relate to: the ability of the Company to operate and expand production at the San Dimas mine; the ability of the Company to close the plan of arrangement (“Arrangement”) with First Majestic Silver Corp. (“First Majestic”); the termination of the current stream and adoption of the new stream (as defined below); the timing and receipt of required stock exchange and regulatory approvals for the Arrangement in Canada and Mexico; the ability of First Majestic and Primero to satisfy, in a timely manner, other conditions to, and to complete the Arrangement; the effect of mining techniques and methods such as long-hole mining or changing labour shifts; the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves; Company’s ability to defend the validity of the Advance Pricing Agreement (“APA”) against the legal claim from the Mexican Tax authorities seeking to nullify the APA; the Company’s ability to pay taxes in Mexico on realized silver prices; the impact of estimation methodologies on mine and production planning; the ability to generate cash flows that exceed requirements; the timing and amount of capital expenditures and costs; the development of new mineral deposits; the Company’s ability to repay the full outstanding obligation under its Revolving Credit Facility (the “RCF”), if the Arrangement with First Majestic is terminated for any reason; the Company’s ability to meet its financial obligations; the Company’s intentions to raise additional capital as needed; expected ore grades, recovery rates and through-put; the ability of the Company to comply with environmental, safety and other regulatory requirements as well as the Company’s policies in respect thereof; expected or proposed development or construction activities, and the expected costs thereof; expectations regarding currency fluctuations; the timing and results of union contract negotiations; title disputes relating to the Company’s properties; the timing and possible outcome of pending litigation including securities class actions initiated against the Company in California; the Company’s issuance of a Notice of Intent to submit a claim to international arbitration pursuant to NAFTA; future prices of precious and base metals; the ability of the Company to obtain and maintain government approvals or permits in connection with the continued operation and development of its operations; the impact of the acquisitions on the business and operations of the Company; and the ability of the Company to maintain effective internal control over financial reporting.

Such forward-looking information is based upon factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to uncertainties and contingencies, and, if incorrect, could cause actual future results to be materially different than expressed in the forward-looking statements. The assumptions and factors which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF; the expectations and beliefs of management; assumptions relating to the availability of suitable mining assets for acquisition on reasonable terms; that the Company will close the Arrangement with First Majestic; that the current stream will be terminated; that required stock exchange and regulatory approvals for the Arrangement will be timely obtained; that the Company will complete, in a timely manner, other conditions to the Arrangement; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, environmental concerns or otherwise; that development and expansion at the Company’s operations and project proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar remain consistent with current levels or as set out in this AIF; that prices for gold and silver remain consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of its existing operations, development and exploration activities; that the Company will be able to extend or repay the full outstanding obligation under the RCF; that the Company will be able to meet its financial obligations; and that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources, uncertainty concerning the timing of closing the Arrangement; the inability of the Company to receive required stock exchange and regulatory approvals for the Arrangement; the inability to realize exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of expansion, exploration and development plans for any reason including insufficient capital, delays in permitting, and labour issues; our ability to defend the validity of the APA and defend against related securities litigation; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions including integration inefficiencies and potential unknown liabilities associated therewith; the ability of the Company to comply with its obligations under material agreements including financing agreements; the inability of the Company to repay the full outstanding obligation under RCF, if the Arrangement with First Majestic is terminated for any reason; the ability of the Company to achieve projected gold and silver production, and gold and silver grades; projected cash costs of production, development and exploration, and capital expenditures may be greater than anticipated; currency fluctuations beyond those that are typical or anticipated; limitations on insurance coverage; commercial viability of mineral deposits; inability to complete any development projects for any reason; risks associated with the adequacy of infrastructure, including interruptions in power supply; mining risks, including unexpected formations, cave-ins and voids, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and key operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes in labour laws or in the Company’s labour relations, or labour disputes, accidents or other adverse safety incidents; title disputes or claims; changes in other regulations that result in increased costs; cost of environmental expenditures and potential environmental liabilities; dissatisfaction or disputes with local communities or first nations; and failure of plant, equipment or processes to operate as anticipated. Should one or more of these risks and uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF. The forward-looking information and statements contained in this AIF are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake any obligation to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Notes to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 - “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 under the United States Securities and Exchange Act of 1934, as amended (“Guide 7”) and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This AIF uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101 (see Schedule “A” –Technical Definitions). Under SEC-Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

This AIF also uses the terms “Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this AIF. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

For the above reasons, information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations promulgated thereunder.

Currency

Unless otherwise stated, references herein to “$” are to the United States dollar. References to “CDN$” are to the Canadian dollar. References to “- [amount] pesos” or to “pesos” are to the Mexican peso. The following table sets forth, for the periods indicated, the high, low, average and closing rates of exchange for US$1.00, expressed in Canadian Dollars, reported by the Bank of Canada.

	Year ended December 31
	2017	2016	2015
Low for the period	$1.2128	$1.2536	$1.1749
High for the period	1.3743	1.4559	1.3965
Rate at the end of the period	1.2545	1.3427	1.3840
Average noon spot rate for the period	1.2986	1.3245	1.2785

On March 27, 2018, the Bank of Canada noon spot rate of exchange was $1.00 – CDN$1.2869.

Gold and Silver Prices

Gold Prices

The low, high, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2017	2016	2015
Low for the period	$1,148	$1,077	$1,049
High for the period	1,351	1,366	1,296
Average for the period	1,257	1,251	1,160
Closing for the period	1,302	1,146	1,062

On March 27, 2018, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $1,343.

Silver Prices

The low, high, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2017	2016	2015
Low for the period	$15.22	$13.58	$13.71
High for the period	18.56	20.71	18.23
Average for the period	17.04	17.14	15.68
Closing for the period	16.86	16.24	13.82

On March 27, 2018, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $16.54.

CORPORATE STRUCTURE

Primero Mining Corp. is incorporated under the British Columbia Business Corporations Act (the “Act”). On August 6, 2010, the Company acquired the San Dimas mine (the “San Dimas Mine”), mill and related assets (collectively the “San Dimas Assets”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and the shares of Silver Trading (Barbados) Limited (“Silver Trading”) from Goldcorp Silver (Barbados) Ltd. (“GSBL”), each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”). Effective January 1, 2015, Primero Mining Corp. and Primero Gold Canada Inc. amalgamated under the name of Primero Mining Corp. Primero also holds exploration properties in Mexico known as the San Dimas Southern Concessions and the Ventanas Property. The Company previously owned a second producing property, the Black Fox mine, located in the Township of Black River-Matheson, Ontario, Canada, which was sold on October 6, 2017 along with properties adjacent to the Black Fox mine – Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprised the Black Fox Complex. See “General Development of the Business – Three Year History – Sale of Black Fox Mine and Complex”.

On November 27, 2017, the Company sold the Cerro del Gallo Project via the sale of all of the issued and outstanding shares of Company’s wholly-owned subsidiary San Anton Resource Corporation, the indirect owner of the project. See “General Development of the Business – Three Year History – Sale of Cerro del Gallo”.

In this AIF, the terms “Company” or “Primero” refer to Primero Mining Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the disclosure to which the term relates.

Primero has three principal, wholly-owned subsidiaries: Primero Empresa Minera, S.A. de C.V. (“Primero Empresa”), which is incorporated under the laws of Mexico; Silver Trading (Barbados) Limited, which is incorporated under the laws of Barbados; and Primero Mining Luxembourg s.à.r.l., which is incorporated under the laws of Luxembourg. The following chart shows the organization of Primero and the ownership of its mineral properties.

(1)	Martin Aguilar, the General Manager of the Company and a Mexican resident, holds one share to meet Mexican corporate legal requirements.

(2)	Primero Mining Luxembourg s.à.r.l. is a holding company used by the Company to finance its operations.
(3)	Primero Empresa Minera, S.A. de C.V. is the owner and operator of the San Dimas Mine.
(4)	Silver Trading (Barbados) Limited is a trading and holding company.
(5)	Primero Compañía Minera, S.A. de C.V. is a service company.
(6)	Primero Servicios Mineros, S.A. de C.V. is a service company.
(7)	Primero Transportes Aéreos, S.A. de C.V. is an air taxi service company. The remaining 11.25% of shares are held by a nominee to meet Mexican corporate legal requirements.
(8)	Primero Auxiliares de Administración, S.A. de C.V. is a service company.

The head office of Primero is located at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, Canada, M5K 1H1, telephone (416) 814-3160, facsimile (416) 814-3170. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The Company’s website address is www.primeromining.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Strategy

Primero is a precious metals producer which operates the San Dimas Mine located on the borders of Durango and Sinaloa states in Mexico, approximately 150 kilometers west of the city of Durango, Mexico. Primero is currently trading on the TSX under the symbol ““P’’. Primero’s shares were listed on the New York Stock Exchange (“NYSE”) until August 14, 2017. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

During 2015, the Company acquired approximately 10,000 hectares of new concessions from the Mexican Mining registry in the vicinity of the San Dimas and Ventanas concessions and in 2016 it further acquired a significant mineral concession area of approximately 30,192 hectares between the San Dimas Mine and the Ventanas exploration property, thereby closing the gaps between these concessions (the “Southern Concessions”).

Primero’s Board of Directors and Primero’s management continually review the Company’s long-term strategic plan and evaluate all alternatives to maximize stakeholder’s value. Throughout 2017, Primero conducted an extensive strategic review process, exploring all possible opportunities and considering potential offers for some or all of its assets or its shares. Primero sold its Black Fox Complex in October, 2017, and the Cerro del Gallo Project in November, 2017 and the net proceeds from the sales of these assets were used to permanently repay a portion of the outstanding amount owing under its RCF.

On January 12, 2018, the Company announced its friendly acquisition by First Majestic and that the two companies had entered into a definitive arrangement agreement (the “Arrangement Agreement”) whereby First Majestic will acquire all of the issued and outstanding common shares of Primero (the "Arrangement"). Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share. On March 13, 2018, the shareholders of Primero voted to approve the Arrangement with First Majestic.

THREE YEAR HISTORY

Recent Developments

2018

Friendly Acquisition of Primero Mining and Restructured Stream with Wheaton Precious Metals

The Arrangement Agreement between Primero and First Majestic announced on January 12, 2018, marked the end of the strategic review process commenced by Primero. Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share. This implies consideration of C$0.30 per Primero common share, representing a 200% premium, based on the 20-day volume weighted average prices of the First Majestic and Primero common shares on the Toronto Stock Exchange for the period ended January 10, 2018.

Concurrently with execution of the Arrangement Agreement, First Majestic entered into agreements with Wheaton Precious Metals International Ltd. (“WPMI”), a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("WPM") whereby, following closing of the Arrangement, the current silver streaming interest at Primero’s San Dimas silver-gold mine (the “San Dimas Mine”) held by WPM will be terminated and First Majestic and WPM will enter into a new stream arrangement based on 25% of the gold equivalent production at San Dimas (the "New Stream") with ongoing payments of $600 per gold equivalent ounce delivered under the agreement. As part of the transaction, WPM will receive 20,914,590 common shares of First Majestic having an aggregate value of $151 million.

Extension of existing Revolving Credit Facility in connection with proposed business combination

On January 12, 2018, the Company announced that it had agreed to an extension of its RCF and the related guarantee provided by WPM, both previously maturing on January 11, 2018, to the earlier of (i) April 30, 2018, (ii) the closing of the Arrangement, and (iii) the seventh business day following termination of the proposed Arrangement.

Special meeting of shareholders and a meeting of debetureholders

On February 9, 2018, the Company announced that it planned to hold a special meeting (the "Shareholder Meeting") of its shareholders (the "Shareholders") and a meeting of holders ("Debentureholders") of its 5.75% convertible unsecured subordinated debentures (the "Primero Debentures") due February 28, 2020 (the "Debentureholder Meeting"), on March 13, 2018 at 9:00 a.m. (Toronto time) and 10:00 a.m. (Toronto time) respectively. Shareholders and Debentureholders of record as of the close of business on February 9, 2018 were eligible to vote at their respective meetings.

At the Shareholder Meeting, Shareholders were asked to consider the proposed Arrangement between Primero and First Majestic. Primero's Board of Directors unanimously recommended that Shareholders vote in favor of the proposed Transaction.

At the Debentureholder Meeting, the Debentureholders were asked to consider the proposed amendment of the trust indenture dated February 9, 2015, between Primero and Computershare Trust Company of Canada (the “Trust Indenture”), to accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the Trust Indenture) following the effective date of the Arrangement (the "Debenture Amendment").

Primero mailed an information circular with respect to the Arrangement and the Debenture Amendment to Shareholders and Debentureholders of record as of February 9, 2018.

Leading Independent Proxy Advisory Firms Recommend Primero Shareholders Vote in Favour of Proposed Arrangement

The Company on February 28, 2018 announced that Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co., LLC ("Glass Lewis"), two leading proxy advisory firms, had recommended that Primero shareholders vote for the Arrangement at the Shareholder Meeting to be held on March 13, 2018.

Shareholders and Debentureholders Vote in Favour of Arrangement Resolutions

On March 13, 2018, the Company announced that the Shareholders voted in favour of the Arrangement with First Majestic by more than 99% of votes cast. In addition, Debentureholders, at their meeting held on the same day, approved with 100 % of the votes cast, the proposed amendment of the Trust Indenture to accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the Trust Indenture) following the effective date of the Arrangement.

The Arrangement is expected to close at or around the end of April 2018, subject to receipt of applicable regulatory approvals and the satisfaction of other customary conditions.

2017

Work Stoppage and resumption of operations at San Dimas

On February 15, 2017, the Company announced that unionized employees at its San Dimas Mine in Mexico had initiated a strike action which resulted in the complete stoppage of mining and milling activities at the site. The stoppage resulted from the failure of the parties to reach an agreement during the negotiation of the Collective Bargaining Agreement (“CBA”).

On April 13, 2017, the Company announced a new CBA with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic (Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana) and that it had successfully resolved the work stoppage of unionized employees. Operations resumed on April 22, 2017.

Executive Leadership Change

On February 23, 2017, the Company announced the appointment of Mr. Joseph Conway as Interim President and Chief Executive Officer upon the departure of Mr. Ernest Mast as President and Chief Executive Officer.

Strategic Review Process

On February 27, 2017, the Company announced that the Board of Directors had commenced a strategic review process to explore alternatives to improve shareholder value, including strategic investments, joint ventures or asset sales and the sale of the Company.

Extension of existing Revolving Credit Facility

On March 24, 2017, the Company announced that it had agreed in principle with its lenders to an extension of its existing RCF previously maturing on May 23, 2017. Upon completion of the amending agreement, the maturity of the RCF was extended by six months to November 23, 2017. The amending agreement excluded financial covenants in the amended RCF during the six month extension period, to support the San Dimas restart plan. WPM guaranteed amounts payable under the RCF for a fee of $2.6 million payable at maturity.

On March 31, 2017, the Company announced that it had closed the extension of the maturity of the RCF with its syndicate of lenders. On this same date, Primero drew down $10 million under the RCF. An additional $15 million remained available for further drawdown provided that the proceeds were used solely in connection with the restart of the San Dimas operations, or otherwise any further drawdown required the consent of WPM.

Ongoing Audits of PEM and Observation Letters Received

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) issued an observations letter for the 2010 tax year. In October 2017, SAT issued an observations letter for the 2011 tax year. In both observations letters, the SAT made explicit its view that PEM should pay taxes based on the market price of silver. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements. The Company has submitted its formal response to both observations letters. The Company will vigorously dispute any reassessment of taxes on its silver revenues that is inconsistent with the APA. The Company is continuing a dialogue with the SAT to resolve its tax matters. See “Risk Factors”.

Sale of Black Fox Mine and Complex

On August 10, 2017, the Company announced that it had entered into an agreement (the "McEwen Agreement") with McEwen Mining Inc. ("McEwen") to sell its interest in the Black Fox mine and associated assets located near Timmins, Ontario, Canada. The Company on October 6, 2017, announced the closing of the sale of the Black Fox mine and associated assets for a total consideration of $32.5 million including a closing net working capital adjustment of $2.5 million. This included $27.5 million in cash proceeds and the release of $5.0 million from restricted cash that was pledged towards environmental closure liabilities in the amount of $16.5 million, which were assumed by McEwen. The proceeds net of closing costs from the sale of the Black Fox Complex were used to permanently reduce the outstanding balance on the Company's RCF. When released, the restricted cash was also applied to reduce the outstanding balance of the RCF.

The results from operations for the Black Fox Complex have been presented as discontinued operations in the audited consolidated financial statements and management’s discussion and analysis (the “MD&A”) for the year ended 2017, which are available on SEDAR at www.sedar.com.

Delist from the New York Stock Exchange, shares continue to trade on the Toronto Stock Exchange

On August 14, 2017, the Company announced that it had received formal notification from the New York Stock Exchange (("NYSE") of its intention to initiate delisting procedures for the Company's common shares, pursuant to Section 802.01D of the Listed Company Manual. The NYSE had determined that the Company was no longer suitable for listing based on "abnormally low" price levels. Primero did not appeal the NYSE's decision. The NYSE filed Form 25 (Notification of Removal from Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission ("SEC").

The Company's common shares trade on the Toronto Stock Exchange ("TSX") under symbol "P".

Management changes

On September 7, 2017, the Company announced that Mr. Ryan Snyder had been promoted to the role of Chief Financial Officer, effective September 15, 2017, and that Mr. Kevin Jennings had resigned to pursue other opportunities.

Sale of Cerro Del Gallo Project

On November 14, 2017, the Company announced that it had entered into an agreement (the "Argonaut Agreement") with Argonaut Gold Inc. (TSX: AR) ("Argonaut") to sell its Cerro del Gallo development project (the "Cerro del Gallo Project") located in the state of Guanajuato in central Mexico (the "Transaction"), for total consideration of US$15 million.

On November 27, 2017, the Company announced the closing of the sale of the Cerro del Gallo Project to Argonaut, via the sale of all of the issued and outstanding shares of San Anton Resource Corporation, the indirect owner of the project. The sale proceeds, net of closing costs, were used to permanently reduce the outstanding balance of the RCF.

The results from operations for the Cerro del Gallo Project have been presented as discontinued operations in the audited consolidated financial statements and the MD&A for the year ended 2017, which are available on SEDAR at www.sedar.com.

Extension of existing Revolving Credit Facility

On November 22, 2017, the Company announced that it had agreed in principle with its lenders to an extension of the RCF and the related guarantee provided by WPM, previously maturing on November 23, 2017. The maturity of the RCF was extended to December 1, 2017, providing the Company with the ability to continue negotiations surrounding its previously announced strategic review process and the possible divestiture of its San Dimas Mine in Mexico.

Similar announcements were made on December 1, 2017, December 15, 2017 and on December 22, 2017, whereby the Company agreed with its lenders to successive extensions of the maturity of its RCF and related guarantee provided by WPM, to continue its strategic review process and negotiations regarding the possible divestiture of its San Dimas Mine in Mexico.

2016

Operational Challenges

The Company began 2016 with efforts to create and sustain a safety-first culture at its operations. Consequently, the Company implemented enhanced ground support standards at its San Dimas mine which directly impacted operations for the first quarter of 2016. During the second quarter of 2016, production at San Dimas was impacted by unexpected labor disruptions along with lower than planned grades, which resulted in a further update to the Company’s production guidance. During the third quarter of 2016, production at San Dimas was affected by unplanned workers’ absences and lack of achievement of mine plans, which resulted in reduced underground development rates and delayed certain ventilation improvement projects, all of which contributed to a further reduction of the Company’s 2016 production guidance.

Legal Claims

On February 3, 2016, the Company announced that it had received a legal claim from the SAT, seeking to nullify the APA issued by the SAT in 2012. The APA confirmed the Company's basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented the SAT's agreement to accept that basis for those years. The legal claim initiated by the SAT did not identify any different basis for paying taxes. The Company believes this legal claim is without merit and it has since vigorously defended the validity of its APA. See “Risk Factors”.

In addition, a class action lawsuit was filed in February 2016 against the Company in the State of California seeking to recover damages under the U.S. federal securities laws for certain shareholders. The Company filed a motion to dismiss which was granted on January 30, 2017, and the plaintiffs’ claims were dismissed without prejudice. The plaintiffs filed an amended complaint on February 28, 2017. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amending the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company will continue to vigorously defend this class action lawsuit.

Announcement of intentions to repay the Brigus Debentures

On February 10, 2016, the Company announced its intention to redeem with cash its outstanding $48.1 million 6.5% senior unsecured convertible debentures due March 31, 2016 (the "Brigus Debentures") and further announced that it had drawn $50 million under its Revolving Credit Facility to satisfy the repayment of the Brigus Debentures. The Brigus Debentures were paid on March 30, 2016.

NAFTA Dispute

On June 2, 2016, the Company issued a Notice of Intent to submit a claim to international arbitration against the Government of Mexico pursuant to Article 1119 of the North American Free Trade Agreement (“NAFTA”). The Notice of Intent highlighted the improper actions taken by the SAT, which proposed to revoke legal rights previously granted to Primero and upon which Primero relied to expand its investment in Mexico.

As Primero has been able to engage in a constructive dialogue with the Mexican Government regarding the SAT’s legal claim against the APA, it has temporarily suspended the advancement of international arbitration proceedings against the Mexican Government.

Acquisition of Mineral Concessions

On June 14, 2016, the Company acquired a large concession area adjacent to its San Dimas Mine in Durango, adding 30,192 hectares substantially covering the area between the San Dimas Mine and the Ventanas exploration property. These new concessions are not covered by the San Dimas Silver Purchase Agreement.

Prospectus Offering

On June 24, 2016, the Company closed a “bought deal” underwritten prospectus financing with a syndicate of underwriters, pursuant to which the Company issued 22,022,500 units of the Company at a price of C$2.35 per unit for aggregate gross proceeds of C$51,752,872. Each unit consisted of one Common Share of the Company and one-half of one Common Share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one Common Share of the Company at a price of C$3.35 per Common Share until June 25, 2018.

Executive Changes

On January 31, 2016, Mr. Ernest Mast assumed the role of President and Chief Executive Officer and a director of the Company, replacing Mr. Joseph Conway who retired as Chief Executive Officer and assumed the role of Executive Vice Chairman of the Company.

On September 1, 2016, the Company appointed Mr. Kevin Jennings as Chief Financial Officer replacing Ms. Wendy Kaufman.

On October 6, 2016, the Company appointed Mr. Damien Marantelli as Chief Operating Officer, replacing Mr. Guillermo Adrian who was the Company’s Vice President of Operations and was killed in a plane crash reported on April 2, 2016.

NYSE Notice

     On December 27, 2016, the Company announced that it had received formal notification from the NYSE of its non-compliance with NYSE’s continued listing standards for minimum trading price. Primero’s shares were listed on the NYSE until August 14, 2017.

2015

Amalgamation

Effective January 1, 2015, Primero Mining Corp. and Primero Gold Canada Inc. (formerly Brigus) amalgamated under the name of Primero Mining Corp. under the Act.

Convertible Debenture Prospectus Offering

On February 9, 2015, the Company announced the closing of an underwritten prospectus offering of $75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “2015 Debentures”), maturing on February 28, 2020. The 2015 Debentures are convertible into Common Shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 Common Shares per $1,000 principal amount of 2015 Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

Executive Changes; Head Office Consolidation

As part of the Company’s evolution and focus on maintaining efficiency as it continued to grow, the Company made the decision mid-2014 to consolidate its functions in a Toronto-based head office, initiating the closure of its Vancouver office where the corporate accounting and reporting team had previously been located. The Company appointed Ms. Wendy Kaufman to the role of Chief Financial Officer based in Toronto in September 2014. Further, on February 2, 2015, the Company announced the appointment of Mr. Ernest Mast, as President and Chief Operating Officer to fill the position that had been vacant since mid-October 2014 when the prior Chief Operating Officer resigned to pursue another opportunity.

BUSINESS OF PRIMERO

Overview

Primero is a Canadian-based precious metals producer with existing mining operations in Mexico. Primero currently has one producing property, the San Dimas Mine, located in Mexico’s San Dimas district on the border of Durango and Sinaloa states. In addition, Primero also holds exploration properties in Mexico known as the San Dimas Southern Concessions and the Ventanas Property.

Product and Economic Dependence

The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell its products. The Company is not dependent on a particular purchaser with regard to the sale of gold. A significant portion of its silver produced at the San Dimas Mine is sold to Silver Wheaton (Caymans) Ltd. (“SW Caymans” now WPMI) under the Amended and Restated Silver Purchase Agreement. See “Mining Activities – San Dimas Mine - Amended and Restated Silver Purchase Agreement”.

Specialized Skills and Knowledge

Various aspects of the business of the Company require specialized skills and knowledge in the areas of international business, geology, engineering, exploration and development, environmental, and corporate social responsibility. The Company has adequate employees with extensive experience in these specialized areas, both in Mexico and Canada to support the conduct of its business.

Competitive Conditions

The mining industry is competitive in all of its aspects. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience or technical capabilities than Primero. In addition, the Company also competes with its competitors over sourcing raw materials and supplies used in connection with its mining operations, as well as for skilled experience workers and executives. See “Risk Factors – Operational Risks – Competition”.

Changes to Contracts

As at December 31, 2017, Primero had 798 unionized employees at the San Dimas Mine who are members of two sections of one union: Sindicato Nacional de Trabajadores Mineros and Metalúrgicos, Siderúrgicos y Similares de la República Mexicana. The union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed every year. See “Business of Primero – Employees” and “Risk Factors – Labour and Employment Matters”.

Employees

As at December 31, 2017, the Company had the following employees and contractors:

	Full-Time	Hourly
Location	Salaried	(Union)	Contractors	Total
Durango Office	32	Nil	2	34
San Dimas Mine (including Truchas)	400	798	458	1,656
Toronto Office	18	Nil	4	22
Total	450	798	464	1,712

The total number of employees of Primero has reduced substantially from the end of 2016. This is due to the sale of both the Black Fox Complex and Cerro del Gallo Project as well as reductions in San Dimas and Toronto reflecting an increased cost reduction focus.

Foreign Operations

All of the Company’s mining and mineral exploration operations are now conducted in Mexico, and as such, Primero’s operations are exposed to various levels of foreign political, economic and other risks and uncertainties. See “Risk Factors – Use of Ejido-owned Land” and “Risk Factors – Foreign Operations Risks – Mexico”.

Environmental Protection

The activities of the Company are subject to environmental laws and regulations which are evolving in a manner that imposes progressively stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed projects and an increased degree of responsibility for companies and their officers, directors and employees.

In particular, the Company’s mining, exploration and development activities are subject to various levels of Mexican federal and state/provincial laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, with which the Company is currently in material compliance. During the year ended December 31, 2017, the Company spent $0.55 million at the San Dimas Mine on capital projects related to environmental protection. Additionally, the Company accounted for its asset retirement obligations, consisting of reclamation and closure costs of its mining properties in its financial statements. See “Mining Activities – San Dimas Mine – Environmental Matters”, and “Risk Factors – Environmental Risks and Hazards”.

Social and Environmental Policies

Primero’s operating practices are governed by the principles set out in its Health and Safety Policy, Environment and Social Responsibility Policy and Code of Business Conduct and Ethics. The Corporate Responsibility Committee of the Company’s board of directors (the “Board”) provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources metrics, health and safety, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Sustainability Report and the Company’s website.

The Company plans to continue to implement and expand the corporate responsibility programs and stakeholder engagement activities that have been initiated. In Tayoltita the ‘Activa Tayoltita’ year-long cultural and recreational activities included educational and sporting events and regular use of the recreational parks. The ongoing implementation of written agreements with local Ejidos in Mexico have generated new employment and business opportunities in the communities. In 2016, the Company’s commitment to its diverse stakeholder base was reflected in the adoption of a Diversity Policy, which can be found on the Company’s website www.primeromining.com, under “Board and Committee Guidelines” in the Corporate Governance section.

In April 2017, for the sixth consecutive year, the Company was awarded the “Distintivo ESR” (designation as a “Socially Responsible Business”) by the Mexican Center for Philanthropy. The award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

MINERAL RESERVES AND MINERAL RESOURCES

Primero’s total Mineral Reserves and Mineral Resources at December 31, 2017, are shown in the tables below, and are qualified by the more detailed disclosure set out in the following sections.

Total Mineral Reserves and Mineral Resources as at December 31, 2017.
		Tonnage (Mt)	Gold	Silver	Contained	Contained
Classification	Property		Grade	Grade	Gold	Silver
			(g/t)	(g/t)	(koz)	(koz)
Mineral
Reserves
Proven &	San Dimas	4.1	3.8	304	495	39,662
Probable
Total Proven &					495	39,662
Probable
Mineral
Resources
Measured &	San Dimas	4.9	5.1	385	811	60,936
Indicated
Measured &	Ventanas	0.2	2.5	258	12	1,286
Indicated
Total Measured					823	62,222
& Indicated
Inferred	San Dimas	6.9	3.5	319	782	70,859
Resources
Inferred	Ventanas	0.2	2.3	412	17	3,039
Resources
Total Inferred					799	73,898
Resources

See Notes to Mineral Reserves and Mineral Resources on pages 24 - 26.

MINING ACTIVITIES

SAN DIMAS MINE

Except as indicated below, the following description of the San Dimas Mine has been summarized from the technical report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa State, Mexico, Technical Report for Primero Mining Corp.” dated April 18, 2014 (the “San Dimas Technical Report”), prepared in accordance with NI 43-101 by J. Morton Shannon, P. Geo., Rodney Webster, M.AIG, and Gabriel Voicu, P. Geo, each a “Qualified Person” for the purposes of NI 43-101. Readers should consult the San Dimas Technical Report to obtain further particulars regarding the San Dimas Mine. The San Dimas Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

The scientific and technical information after April 18, 2014 under the heading “Mining Activities – San Dimas Mine” is based on information reviewed and approved by Dave Laudrum, P.Geo., Senior Resource Manager for Primero.

Amended and Restated Silver Purchase Agreement

As part of the San Dimas Acquisition, Primero assumed the Amended and Restated Silver Purchase Agreement among Silver Trading Barbados, Silver Wheaton Caymans, DMSL and Silver Wheaton Corp. (“Silver Wheaton” now WPM), originally dated as of October 15, 2004, restated as of March 30, 2006, and amended and restated as of August 6, 2010 (the “Amended and Restated Silver Purchase Agreement”). The Amended and Restated Silver Purchase Agreement governs purchases of silver produced from the San Dimas Mine by SW Caymans (now WPMI). After meeting its contractual obligations to WPMI, Primero is free to sell all other produced silver at market prices. The following is a summary of the material terms of the Amended and Restated Silver Purchase Agreement:

-

The term of the Amended and Restated Silver Purchase Agreement is for the life of the San Dimas Mine, with an initial term expiring October 15, 2029, and automatic renewals for additional terms of ten years each, subject to WPMI’s right to terminate;

-	Silver Trading sells annually (in a “Contract Year”) to WPMI an amount of refined silver (the “Refined Silver”) equal to:

o	all ounces produced of payable silver (“Payable Silver”) from the San Dimas Mine up to 6,000,000 ounces (the “Threshold Number”), and

o	50% of any additional ounces of Payable Silver in excess of the Threshold Number of ounces of Refined Silver for such Contract Year.

-

The purchase price for the Refined Silver is equal to the lesser of (a) a fixed price of $4.04 plus an increase of one percent annually ($4.32 for 2017) and (b) the market price of Refined Silver at the time of sale;

-

If, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to WPMI by Silver Trading under the Amended and Restated Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to WPMI an amount (the “Minimum Silver Payment”), equal to:

o	Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to WPMI by October 15, 2031;

multiplied by

o	$0.50 per ounce;

provided that (a) default in payment of the “Minimum Silver Payment” will not constitute an “Event in Default” under the Amended and Restated Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under an indemnity agreement executed between Primero and Goldcorp, except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to WPMI silver required to be sold and delivered under the Amended and Restated Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount).

For additional information about the Amended and Restated Silver Purchase Agreement, go to the Company’s profile on SEDAR at www.sedar.com.

Historical Production

Historical mill production for the San Dimas Mine from 2003 to 2017 is summarized in the following table:

San Dimas Mine Production		Grade		Contained Ounces
Year	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(1)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	80	4,603
2012	0.721	3.9	234	88	5,134
2013	0.767	4.7	258	115	6,362
2014	0.898	4.7	232	134	6,606
2015	0.993	4.9	274	156	8,760
2016	0.759	3.9	228	94	5,564
2017	0.445	4.4	296	62	4,235

(1) Primero acquired the San Dimas Mine on August 6, 2010.

Drilling

Prior to Primero’s acquisition of the San Dimas Mine, all drilling was previously termed exploration drilling and was intended to collect data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011, definition drilling campaigns were designed to convert Inferred Mineral Resources to Indicated Mineral Resources, and only drilling designed to test new targets was designated as exploration drilling. The total drilling conducted in 2017 is shown in the following table.

Area	Number of Drill Holes	Metres
Tunel San Fernando	2	849
Santa Jessica	66	17,522
Santa Regina	22	7,155
Perez	10	2,452
Sistema San Luis	2	399
Victoria	24	7,142
San Juanito	3	1,002
San Rafael	7	2,583
Alexa	12	2,226
Trinidad	3	1,158
Total	151	42,487

Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations established on development headings driven to access the vein. Holes are typically 200 to 250 metres long and generally between +/- 50o in dip, while surface drilling, targeting deep veins, can be up to 1,000 metres long. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and a Qualified Person for the purposes of NI 43-101 has reviewed the appropriate reports, and is of the opinion that the analytical and database quality and the geological interpretations support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

Mining Operations

The San Dimas Mine operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Arana Block (the Santa Rita mine). Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

Typical mining of the vein systems is by mechanized cut-and-fill and long-hole, using drill jumbos or jacklegs, pneumatic long-hole drills and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

The basis for ore haulage at San Dimas is load-haul-dump (LHD) equipment feeding trucks for haulage to the portal and then plant stockpiles. In the Tayoltita mine, the LHD equipment load rail wagons for haulage to the Tayoltita mill crushing plant. Development waste is generally moved to stopes as fill.

There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional Merrill Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 9 year life at the current processing rate.

Recent Operating History for the San Dimas Mine

In 2017 Primero continued to implement major safety initiatives which required that all workers in the underground mine would only work under supported ground, and the systematic installation of ground support is now a requirement in all active workplaces. This initiative reduced production rates due to the time involved in installing the ground support.

During 2017, the San Dimas Mine produced 73,665 gold equivalent ounces (just below the Company’s revised guidance range of 75,000 to 90,000 gold equivalent ounces), and 60,167 ounces of gold and 3,962,580 ounces of silver. Throughput at the San Dimas Mine in 2017 averaged 1,219 TPD (based on 365 day availability).

Environmental Matters

During the year ended December 31, 2017, the Company spent $0.55 million on capital projects related to environmental protection. This included continued improvements to the tailings storage areas and some surface water management structures. Ultragen, engineering consultants specialized in mechanical and piping designs, reviewed the tailings pipelines condition and original design and recommended a series of modifications in order to improve the safety and durability of the pipelines. The implementation of these measures was started in late 2014 and was completed in the third quarter of 2016 (with the exception of modifications to the tailings pipelines suspension bridge which will be completed in the fourth quarter of 2018).

In 2015, a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by AMEC Foster Wheeler. The stability evaluation of the storage facility currently in use shows that the facility exceeds the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the current surface water management facilities shows that the ditches, diversion dam and other structures require modifications to accommodate possible major storm events. The engineering of these improvements was completed in late 2015 and construction started in the second quarter of 2017 with the modification of the ditches completed at the end of the third quarter 2017. Following a planned visit to site in September 2017, AMEC Foster Wheeler recommended additional changes to the design of eastern dam and the solution pond located at the east end of the facility. Modifications to the design were completed at the end of 2017. Work on the eastern dam, spill way and solution pond is planned to resume at the start of the second quarter 2018 with completion planned for 2019.

The San Dimas Mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). The Company has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $31.6 million at December 31, 2017 and the present value of the obligation was estimated at $11.4 million, calculated using a discount rate of 7.39% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, the Company has assumed is 17 years. In respect of the decommissioning liability, San Dimas Mine expects to incur $2.2 million in 2019 and $2.0 million in 2020 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

On November 3, 2017, a 1” PVC pipe failed inside the process plant spraying process solution containing cyanide over the perimeter wall. Approximately 1.5 cubic metres of cyanide solution spilt onto adjacent soils and into the Piaxtla river. The Company’s emergency response plans addressed the spill and authorities were promptly notified. The analysis of the equipment failure was completed and all observations and recommendations have been closed out.

In addition, Primero is also dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2020.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was closed in 2003. The tailings dam site is located in a sharp curve in a steep walled river canyon downstream of the remnants of the mill. The river was diverted through two tunnels which were excavated in the canyon wall on the inside of the river bend. A third tunnel for road access was excavated and also serves as an additional channel for the river in high flow periods. In 2002, the then owner of the mine (Wheaton River Minerals Ltd.) identified the San Antonio tailings dam as a risk to failure due to a low safety factor in the dam, the risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the San Antonio mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the potential for erosion of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submission of an environmental assessment, which demonstrated the validity of the plan. A scale model was developed that through a series of tests, determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piésold (international geotechnical consultant), the emplacement of a rock filled berm began with about 60% completed; however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years. Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, is planned to be completed in 2020. See “Risk Factors – San Dimas Tailings Management Risks”.

Reserves and Resources

The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success.

At the San Dimas Mine, the Mineral Reserves and associated Mineral Resources were constrained in 64 individual geological models and block models. Mineral Resources were estimated using GEMS software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. Resources in some additional minor veins were estimated using a polygonal method and included in Inferred Resources. In addition to the GEMS models, Leapfrog geological models were created for 22 of the main veins which honour the vein contacts, the gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Variable grade capping was applied to veins supported by statistical analysis and visual checks.

To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres.

Primero used a constant bulk density of 2.6 t/m3 for the estimation of the tonnes for all veins in the December 2015, December 2016 and December 2017 estimates.

Due to the poor Quality Assurance/Quality Control (“QA/QC”) results in 2011 and 2012, AMC was unable to classify any of the Mineral Resources as a Measured Mineral Resource. Improved QA/QC methods and practices were implemented commencing in 2012 and have continued since then. Commencing with the 2013 Mineral Resources estimate, the Company has been able to classify Measured Mineral Resources. The Company utilizes an external laboratory for all drill samples and the channel samples that are used in Mineral Resources and Reserve estimates.

Samples assayed in an external laboratory (SGS in Durango), are subject to a QA/QC process consisting of the regular insertion of standard reference materials and blank materials.

Diamond drill core of BTW, BQ and NQ diameter is cut in half and one half is submitted to SGS, which is an ISO certified independent laboratory. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals were used. In the laboratory, the samples are dried, crushed and pulverized to 85% of the sample passing a 75 µm sieve. Gold is analyzed by 30g fire assay with atomic absorption finish. Above 10g/t gold fire assay the gold is analyzed with gravimetric finished. Silver is analyzed by atomic absorption. Above 300g/t fire assay Ag is analyzed with gravimetric finish. For exploration drilling an extra assay of ICP-OES 34 elements aqua regia digestion is done.

For the estimation of Mineral Reserves, Primero has assumed that the current drill-jumbo and jackleg cut and fill mining methods continue to be practised at the San Dimas Mine, with respective minimum mining widths of 3 metres and 1 metre. The Company has introduced the use of long-hole mining method at the San Dimas Mine, rather than cut and fill on an increasing scale, with a minimum mining width of 1.5 metres. For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for long-hole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 45%. For the veins upon which the year-end 2017 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and long-hole mining are estimated at 12%, 35% and 52%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut and fill and long-hole mining has been assumed to be 95%. For sill pillars, a factor of 75% has been used.

Commencing in 2016 the Company has applied a two-pass cut-off grade at the San Dimas Mine. Firstly an all-in sustaining cost cut-off grade was applied to highlight areas for inclusion in the Mineral Reserve, followed by the application of an operating cost cut-off grade to highlight additional incremental material for potential inclusion. The all-in sustaining cost cut-off grade applied was 3.22 g/t gold equivalent ("AuEq") and considers direct operating costs and sustaining capital costs. The operating cut-off grade next applied was 2.22 g/t AuEq and considers direct operating costs only. For the 2017 Mineral Reserve, similar operational, revenue and cost assumptions have been used.

Proven and Probable Mineral Reserves for the San Dimas Mine at December 31, 2017 decreased 22,000 ounces of gold and 1.6 million ounces of silver from year-end 2016.

The results of the Mineral Resource and Mineral Reserve estimation work are shown in the table below, which shows a summary of the Mineral Resources and Mineral Reserves at December 31, 2017. As noted above, the Inferred Mineral Resource is a mix of block modeled and polygonal estimates. The relevant cut-off and price data are shown in the footnotes.

	Tonnage	Gold	Silver	Contained	Contained Silver
Classification	(Mt)	Grade	Grade	Gold	(koz)
		(g/t)	(g/t)	(koz)
Mineral Reserves
Proven	1.2	4.3	364	168	14,118
Probable	2.8	3.6	279	327	25,544
Proven &
Probable	4.1	3.8	304	495	39,662
Mineral Resources
Measured &
Indicated	4.9	5.1	385	811	60,936
Inferred	6.9	3.5	319	782	70,859

Notes to Mineral Reserve Statement:

1. Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
2. A two-pass cut-off grade was applied at San Dimas; first-pass of 3.22 g/t gold equivalent based on total all-in costs of $118.00/t ($81/t direct costs and $37/t sustaining capital), and second-pass of 2.22 g/t gold equivalent based on direct operating costs only. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability.
3. Assumed processing recovery factors at San Dimas for gold of 95% and silver of 92% were used in the cut-off grade calculation.
4. Exchange rate assumed is MXN$18.00/US$ 1.00.
5. The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a Qualified Person ("QP") for the purposes of National Instrument 43-101 ("NI 43-101").

6. Mineral Reserves do not consider the silver purchase agreement which exists with Silver Wheaton Corp. such that the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices.

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
3.	San Dimas cut-off grade of 2.0 g/t AuEq was applied.
4.

The Mineral Resource estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager for Primero and QP for the purposes of NI 43-101.

Other than as described herein, Primero is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Resources.

Discontinued Operations

On October 6, 2017, the Company closed the sale of the Black Fox Complex. The sale of the Cerro del Gallo Project was closed on November 27, 2017. The results from operations for the Black Fox Complex and Cerro del Gallo Project have been presented as discontinued operations in the audited consolidated financial statements and the MD&A for the year ended 2017, which are available on SEDAR at www.sedar.com.

Prior to the sale on October 6, 2017, the Black Fox Mine produced 51,209 ounces of gold attributable to Primero. A total of 606,250 tonnes of ore were milled from the underground and low grade stockpile at an average grade of 2.73 g/t. The mining from underground contributed 182,889 tonnes at an average grade of 6.20g/t.

For information on our discontinued operations (Black Fox Complex and Cerro del Gallo Project) please see our prior years AIF.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious metals properties. The risk factors below, as well as other risks discussed in this annual information form, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks are broadly classified into these categories, financial and operational risks and are not the only ones faced by the Company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

While the Company has developed an enterprise risk management policy and procedures to maintain risks within an acceptable range and the Board maintains direct oversight of the enterprise risk management process, there is no assurance that such measures will prevent risks from adversely affecting the Company’s business. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

Financial Risks

Indebtedness

As at December 31, 2017, Primero’s outstanding indebtedness included (i) the outstanding principal amount under the RCF of $30.2 million; (ii) indebtedness under the 2015 Debentures, estimated to have a value of $47.6 million and for which the outstanding principal amount is $75.0 million, and (iii) $0.1 million of finance lease liabilities.

On March 30, 2017, the Company amended the terms of its RCF to extend the maturity date from May 23, 2017 to November 23, 2017 and to exclude all financial covenants until such extended maturity date. The RCF continued to be secured by a charge over substantially all of the Company’s assets, but the extension was also conditional upon the lenders receiving a guarantee from WPM which was provided by WPM for a fee of $2.7 million payable at maturity. In connection with the Company’s strategic review process, the RCF was further extended multiple times for short periods during the fourth quarter of 2017. On January 12, 2018, the Company further extended its RCF maturity date to allow for the execution and potential closing of the Arrangement Agreement.

During 2017, Primero drew down $25.0 million under the RCF. Following the sales of the Black Fox Complex and the Cerro del Gallo Project, the net proceeds were applied against the outstanding RCF, reducing the outstanding balance to $30.2 million as at December 31, 2017. The total net repayment against the RCF for the 2017 year was $19.8 million.

During 2016, the Company repaid in full the $48.1 million outstanding balance of the 6.5% Convertible Debentures assumed as part of the acquisition of Brigus Gold Corp., using $50.0 million drawn on the RCF.

The Company’s exposure to interest rate risk is limited to the credit facility, which is subject to a floating interest rate. If the Arrangement Agreement with First Majestic is terminated for any reason, there is significant uncertainty regarding Primero’s ability to repay the full outstanding obligation under the RCF upon maturity. Any Event of Default under the RCF, including non-payment upon maturity, unless waived, would trigger cross default provisions under the convertible debentures and the Amended and Restated Silver Purchase Agreement. This represents a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern should such events materialize.

Primero’s indebtedness could limit its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes or to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation. The Company’s ability to incur additional indebtedness is limited under the RCF and the Amended and Restated Silver Purchase Agreement and depends on the satisfaction of certain financial tests, which are typical for a company such as Primero. These limitations restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

Commodity Prices

The price of the Common Shares, Primero’s financial results and its exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a lesser extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from, Primero’s properties to be uneconomic. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mine is dependent on gold and silver prices that are adequate to make it economic.

In addition, Mineral Reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investments in its mining properties and increased amortization, reclamation and closure charges.

Challenge to the 2012 APA

Overview

In 2016, the SAT initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. The Company received notice of this proceeding in February 2016. If the SAT’s challenge is successful, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with Silver Wheaton in connection with the San Dimas Mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to WPMI (formerly called SW Caymans) a Silver Wheaton company in the Caymans. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas Mine under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas Mine up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2017, the contract price was $4.32. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (“STB”), to WPMI. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas Mine, the sales from PEM to STB were made at the spot market price while the sales by STB to WPMI were at the PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes, PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In 2016, the SAT initiated a legal proceeding seeking to nullify the APA. That legal proceeding does not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. If the SAT is successful in retroactively nullifying the APA, the SAT may reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The Company is an “interested party’ in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. In October 2017, the SAT issued an observations letter for the 2011 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In these observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver, rather than the PEM Realized Price. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

The Company intends to vigorously defend the validity of the APA. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it has also engaged in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding VAT receivables and has received VAT refunds since July 2017.

Uncertain tax treatment for tax years following 2014

For the 2015, 2016 and 2017 tax years, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years and the Company’s belief that it is unlikely that the SAT will agree to an advance pricing agreement for the 2015-2019 tax years on terms similar to the challenged APA, it decided not to file an application for a renewed APA in respect of 2015 and the four subsequent years. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price, although PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Additional Capital

The mining, processing, development and exploration of Primero’s properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be attractive to Primero. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement, and in other agreements with existing or future lenders including the Revolving Credit Facility, may limit the ability of the Company to borrow to finance acquisitions. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican and Canadian entities whose taxable profit or loss is denominated in a non-US dollar currency.

Capital Cost and Operational Cost Estimates

The Company prepares budgets and estimates of cash costs and capital costs of production for its operations and its main costs relating to material costs, personnel and contractor costs, and energy costs. However, despite the Company’s efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in additional capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on the Company’s business, results of operations and financial condition.

Global Economic Conditions

Market events and conditions, including recent political and social events in the global arena, may adversely affect Primero’s business. In the last several years, the United States and certain European countries have experienced significant political events that have cast uncertainty on global financial and economic markets. The North American Free Trade Agreement is currently under renegotiation and the result is uncertain at this time. It is unclear exactly what other actions the administration in the United States will implement, and if implemented, how these actions may impact Canada and Mexico and in particular, the mining industry. Any actions taken by the new United States administration may have a negative impact on the Canadian economy and on our business, financial condition and results of operations. In addition to the political disruption in the United States, the citizens of the United Kingdom recently voted to withdraw from the European Union and the Government of the United Kingdom has begun implementing such withdrawal. To the extent that certain political actions taken in North America and elsewhere in the world result in a marked decrease in free trade, access to personnel and freedom of movement, it could have an adverse effect on the Company’s ability to market its products internationally, reduce access to skilled labour and negatively impact Company’s business, operations, financial condition and the market value of its shares. A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the mining industry. Similarly, with the upcoming presidential elections in Mexico this year, it remains uncertain as to whether a potential change in administration would pose any risks to Mexico’s mining industry, trade relationships and growth outlook.

The Company is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash; (ii) the Company’s insurance providers; (iii) the Company’s lenders; (iv) the Company’s other banking counterparties and (v) the Company’s Value Added Tax (“VAT”) refund, as to when or whether the VAT arrears is eventually reimbursed. The Company is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms attractive to the Company. As a result of this and the uncertainty of the recent market volatility, the Company’s planned growth and the trading price of the Company’s securities could either be adversely or positively impacted.

Effectiveness of Internal Control Over Financial Reporting

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Exchange Act in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Insurance and Uninsured Risks

Mining operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Primero plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards for which it may not be able or, due to the high cost of premiums, desirable to buy insurance. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Operational Risks

Exploration, Development and Operating Risk

Primero’s current activities are directed towards mining operations and exploration projects at the San Dimas Mine. Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, causing delay or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Other operational risks such as equipment failure or failure of retaining dams around tailings disposal areas may result in environmental pollution and consequent liability. Although appropriate precautions to mitigate these risks are taken, the inherent risk remains.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Resources and Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will ultimately result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital. There is no certainty that the expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form and used in the Company’s mine models and as presented for the San Dimas Mine, are estimates based on geological interpretations and geological judgement and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and tools, and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Primero’s ability to extract these Mineral Reserves, could have a material adverse effect on Primero’s results of operations and financial condition including, without limitation, an impairment loss and a write down of Primero’s mining properties, discontinuance of production, and loss of interest in, or sale of, some of Primero’s properties. In addition to other adverse consequences, recording an impairment loss and a write-down may result in Primero breaching certain tangible net worth financial covenants under the Revolving Credit Facility that could constitute an event of default. See “Introductory Notes – Cautionary Notes to United States Investors”.

Uncertainty Relating to Inferred Mineral Resources and Exploration Potential

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that all Inferred Mineral Resources will be upgraded to Mineral Resources with sufficient geological continuity to constitute Proven or Probable Mineral Reserves as a result of continued exploration. Exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

Fluctuations in the prices of gold and silver, results of drilling, metallurgical testing and production, and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources or Mineral Reserves could have a material adverse effect on the results of the Company’s operations and financial condition.

Need for Additional Mineral Reserves

Since all mines have limited lives based on Mineral Reserves, Primero will be required to continually replace and expand its Mineral Reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand Mineral Reserves at existing mines, to bring new mines into production and to complete acquisitions. The ability to commence or continue these activities requires sufficient financial resources to support these activities, and there is no assurance that sufficient funds are or will be available to the Company.

Title to Property

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to Primero’s properties will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations and/or plans for development.

There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which Primero’s properties are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties.

Use of Ejido-owned Land

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with local Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the Ejido or land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Certain of the properties included in the San Dimas Mine and for which Primero holds legal title have been subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings in all cases were brought against previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. As such, Primero initially has no standing to participate in them and may not receive timely notice of such actions brought decisions rendered.

Since acquiring the San Dimas Mine, Primero has been aware of four such ejidos actions, three of which have been finally resolved in favour of Primero’s interests. Primero continues to challenge the fourth outstanding Ejidos’ legal claim to defend its position as the legitimate owner of the subject property. If Primero is not successful in this outstanding claim, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the subject property. Further, there is no assurance that Ejidos will not engage in legal proceedings to claim interests in properties owned by Primero in future.

Indigenous Peoples and Local Communities

There are numerous international and national laws, codes, resolutions, conventions, guidelines, policies and other statements addressing the rights of indigenous peoples. The Company currently operates in certain areas presently or previously used by indigenous peoples. Many of the laws or statements impose obligations on government in respect of the rights of indigenous people and some mandate or suggest consultation with indigenous people regarding government actions which may affect them, including the approval or grant of mining rights or permits. The obligations of government and private parties to indigenous people continue to evolve. The Company’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of the Company’s projects or operations.

Surrounding communities and landowners are also stakeholders who may seek to interfere with the Company’s operations and development activities. Such opposition may be directed through legal or administrative proceedings, or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities.

Government Regulations, Consents and Approvals

Exploration and development activities and mining operations are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or its properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt its operations.

Health and Safety Hazards

The personnel involved in Primero’s mining operations are subject to many inherent health and safety risks and hazards which could result in occupational illness or health issues, personal injury and loss of life. Primero strives to advance safety performance across all regions of its operations and projects to identify, minimize and manage health and safety risks. Although precautions to mitigate these risks have been taken, these risks cannot be eliminated and may adversely affect the Company’s business and operations.

Environmental Permitting Risks and Environmental Hazards

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s mining operations. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Primero’s operations may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

The potential exposure to environmental risks may be significant and could have a material adverse effect on the Company. Primero has $25 million of sudden and accidental pollution coverage in its commercial general liability program. The policy can be activated if the pollution is discovered and reported within 10 days. The policy provides protection for third party bodily injury and/or property damage but not first party losses. In addition, the policy does not cover any fines or penalties or any costs of government mandated clean-up. All of the Company's exploration, development and production activities are subject to regulation under one or more of the various federal and provincial environmental laws and regulations in Canada. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of its business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company's financial capabilities. See Risk Factors- Financial Risks – Insurance and Uninsured Risks.

Environmental Permitting Risks and Environmental Hazards – Mexico

Primero’s mining operations are subject to Mexican and applicable state environmental regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also establish limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the Company’s properties which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties. Primero did not complete an environmental audit or other comparable environmental due diligence in connection with the acquisition of the San Dimas Mine.

San Dimas Tailings Management Risks

Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were carried out to upgrade the containment structures and tailings operations and to remediate the Tayoltita tailings dam. In 2014 a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The final assessment delivered in early 2015 showed that the facility exceeded the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. An evaluation of the surface water management facilities did however recommend that the ditches, diversion dam and other structures be modified to accommodate possible major storm events. The engineering of these improvements was completed in 2015 with construction started in 2017 and planned to continue until 2019.

The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both before and after it acquired ownership of the San Dimas Mine. To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

The asset purchase agreement entered into in connection with the acquisition of the San Dimas Mine does not provide for any indemnities from DMSL against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero has indemnified DMSL for any future environmental claims or liabilities. See “Mining Activities – San Dimas Mine – Environmental Matters.”

Labour and Employment Matters

Union contracts for the San Dimas Mine are renegotiated every two years, except for the compensation aspects, which are reviewed annually. See “Business of Primero – Changes to Contracts.” Production at the Company’s properties will continue to be dependent upon the ability of Primero to continue to maintain good relations with its employees and the union. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities. Adverse changes in such legislation or in the relationship between Primero with its employees and unions may have a material adverse effect on Primero’s business, results of operations and financial condition.

A strike action by unionized employees resulted in a complete stoppage of mining and milling activities at the San Dimas Mine from February 15, 2017 to April 22, 2017, which significantly impacted 2017 production levels. With a new CBA in place, a phased restart was initiated on April 22, 2017.

Although the Company has reached agreement with its union and places significant emphasis on maintaining a positive relationship with the union and employees, should labour strikes and work stoppages occur in the future, they may materially affect the Company’s operations and thereby adversely impact its future cash flows, earnings, production and financial condition.

Foreign Operations Risks – Mexico

All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; kidnapping and hostage taking; extortion; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain or maintain necessary governmental permits, opposition to mining from environmental or other nongovernmental organizations (whether or not grounded in law, rule or non-binding statement of principles) in the form of legal challenges, protest or activity targeted against the Company; illegal mining, trespass and associated security threats and unsafe activities; changes in royalty and taxation regimes; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The Company has taken a variety of measures to protect its employees, contractors, property and facilities against safety and security risks such as crime, illegal mining, kidnapping, theft, vandalism and trespass. However, there can be no assurance that such measures will be effective or that incidents of criminal activity, illegal mining, theft, vandalism or trespass will not have an adverse impact on the Company’s operations, property or facilities, including the potential for harm to people or property, increased costs, and disruptions to production and the Company’s ability to meet production goals.

Changes, if any, in mining, taxation or investment policies, or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

With the presidential elections in Mexico looming in July 2018, it remains uncertain as to whether a potential change in administration would pose any risks to Mexico’s mining industry, trade relationships and growth outlook, or to Primero’s operations, profitability, or its ability to resolve its outstanding tax matters through constructive dialogue with the Mexican government. There continue to be risks relating to the uncertain and unpredictable political environment in Mexico surrounding the elections and how our business will be impacted.

The San Dimas Mine is in a remote location and finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico is difficult. It is also difficult to find or hire qualified people in the mining industry to work at San Dimas or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. Any interruption in power supply or any interruption in water supply due to, inter alia, periods of drought or low rainfall could adversely impact the Company’s operations.

Competition

The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to identify and acquire suitable producing properties or prospects for development or mineral exploration. In addition, the Company also competes with its competitors over sourcing raw materials, supplies and services used in connection with its mining operations, including skilled experience workers and management.

Business Arrangements

Primero’s Board of Directors and Primero’s management continually review the Company’s long-term strategic plan and evaluate all alternatives to maximize stakeholder’s value. On January 12, 2018, the Company announced that it had entered into an Arrangement Agreement with First Majestic, whereby First Majestic will acquire all of the issued and outstanding common shares of Primero.

The closing of the Arrangement is subject to applicable regulatory approvals including anti-trust clearance in Mexico and the satisfaction of other customary conditions. There can be no assurance that the Company will be able to obtain required regulatory approvals for the Arrangement and complete, in a timely manner, other conditions to the Arrangement. Should the Arrangement be modified, restructured or terminated by either Primero or First Majestic, the market price of Primero shares or the business and operations of Primero may be materially adversely affected.

Permitting

The Company’s operations are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold or obtain, if required, all permits necessary to develop or continue operating at any particular property.

Limited reinvestment in San Dimas

Primero does not have sufficient cash to be reinvested in the San Dimas Mine due to its current financial situation. The reduced development in the underground and exploration drilling within the line and from surface may have an impact on the medium to long term production capability of the operation.

Key Personnel

The Company’s ability to successfully operate its mining properties and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations. In addition, the proposed Arrangement creates further risk for the retention of key personnel.

Subsidiaries

Primero conducts operations through Canadian and foreign (Barbadian, Luxembourger and Mexican) subsidiaries, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Primero’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Primero’s valuation and stock price.

Litigation

Class action lawsuits were filed in February 2016 against the Company in the State of California seeking to recover damages under the U.S. federal securities laws for certain shareholders. The Company filed a motion to dismiss which was granted on January 30, 2017, and the plaintiffs’ claims were dismissed without prejudice. The plaintiffs filed an amended complaint on February 28, 2017. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amending the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected in 2018. The Company will continue to vigorously defend these class action lawsuits. The Company may also be, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See Risk Factors – Operational Risks – Use of Ejido Owned Land and Risk Factors – Financial Risks – Challenge to the 2012 APA.

Risk of Amended and Restated Silver Purchase Agreement

Pursuant to the Amended and Restated Silver Purchase Agreement, Primero is required to sell to WPMI a substantial portion of the silver produced from the San Dimas Mine at a current price of approximately US$4.32 per ounce, which is significantly below market price. This agreement imposes an unsustainable economic impact on the Company. Primero, together with its advisors, engaged in discussions with WPM to renegotiate the terms of the Amended and Restated Silver Purchase Agreement since 2013 and more intensively during 2016 and 2017. These discussions did not result in any mutually satisfactory revision of the Amended and Restated Silver Purchase Agreement as WPM would not agree to provide Primero with an acceptable sustainable standalone business alternative. This was a determining factor that led to the Company’s strategic process and resulted in the pending Arrangement with First Majestic.

The closing of the Arrangement with First Majestic is subject to applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement with First Majestic is not completed or is terminated by either Primero or First Majestic in certain circumstances, there can be no assurance that the Company will be able to successfully renegotiate the terms of the Amended and Restated Silver Purchase Agreement with WPM or to otherwise mitigate the adverse economic effects.

Reputational Risk

Damage to Primero’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Companies are at greater risk of losing control over how they are perceived in the marketplace due to increased usage of social media and other web- based tools used to generate, publish and discuss user-generated content and to connect with other users. Although Primero believes that it operates in a manner that is respectful to all stakeholders and that it places a great emphasis on protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. An impaired reputation may lead to increased challenges in developing and maintaining community relations, resolving conflicts that may arise with governmental authorities, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects thereby having a material adverse impact on the Company’s results of operations, financial condition and growth prospectus.

DIVIDENDS

The Company has not paid dividends since its incorporation. The future payment of dividends or distributions will be dependent upon the financial requirements to fund future growth, the financial condition of the Company and other factors the Board may consider appropriate in the circumstances. The Company is not aware of any restrictions that could prevent the paying of dividends or distributions, but there is no current intention to declare any dividends or distributions.

CAPITAL STRUCTURE

Primero’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value. As of December 31, 2017, there were 193,045,822 Common Shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. As of the date of this AIF, 193,045,822 Common Shares are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

Subject to the rights of the holders of the preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Common Shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Common Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act. The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Options, Warrants and Debentures

As of the date of this AIF, the Company also had outstanding obligations to issue up to an aggregate of 17,685,575 Common Shares in respect of options and warrants as follows:

•	stock options to purchase 6,674,325 Common Shares at a price ranging from CDN$0.75 to CDN$7.95 expiring between February 18, 2019 and March 24, 2022; and

•	warrants to purchase an aggregate of 11,011,250 Common Shares at a price of CDN$3.35, expiring on June 25, 2018.

In addition, as of the date of this AIF, the Company also had outstanding obligations to issue up to 11,450,385 Common Shares in respect of convertible debentures.

Directors Phantom Share Units

On March 27, 2012, the Board approved the adoption of a director’s phantom share unit plan (the “Directors PSU Plan”), which subsequently received shareholder approval on May 28, 2012. Shareholders of the Company did not approve the renewal of the Directors PSU Plan at its annual general and special meeting held on May 6, 2015. While outstanding Director PSUs previously issued under the Directors’ PSU Plan remained outstanding, the Company thereafter was not able to make any new grants of phantom share units under the Directors PSU Plan (“Directors PSUs”). A director holding a Directors PSU is entitled to elect to receive, at vesting (subject to blackout periods), either (a) cash in an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days, or (b) Common shares in number equal to the number of Directors PSUs. If no election is made, the Company will pay out such Directors PSUs in cash. As of the date of this AIF, the Company had outstanding 74,627 Director PSUs which vested December 1, 2017 for which settlement is pending with the closing of the arrangement with First Majestic. Pursuant to the Arrangement Agreement, each Directors PSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per Directors PSU.

Employee Phantom Share Units

On March 28, 2013, the Board approved the adoption of an employee phantom share unit plan (the “2013 PSU Plan”), which subsequently received shareholder approval on May 8, 2013. Employees and officers of Primero, or Primero’s subsidiaries, are eligible to participate in the 2013 PSU Plan. The Company can elect to pay a person holding a phantom share unit (a “2013 PSU”) under the 2013 PSU Plan, at vesting (subject to blackout periods), either (a) cash in an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days, or (b) Common shares in number equal to the number of 2013 PSUs. As of the date of this AIF, the Company had outstanding 5,182,621 Employee PSUs, vesting between March 24, 2018 and August 14, 2020 and expiring between December 31, 2018 and December 31, 2020. Pursuant to the Arrangement Agreement, however, each 2013 PSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per 2013 PSU.

Deferred Share Units

On March 23, 2015, the Board approved the adoption of a deferred share unit plan (the “DSU Plan”), which subsequently received shareholder approval on May 6, 2015. The DSU Plan permits “Key Officers” to receive deferred share units (“DSUs”) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders. A person holding DSUs under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion. As of the date of this AIF, the Company had outstanding 315,790 DSUs. Pursuant to the Arrangement Agreement each DSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per DSU.

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares are traded on the TSX under the symbol “P”. The Company’s Common Shares were listed on the NYSE until August 14, 2017. The following table shows the high and low trading prices and monthly trading volume of the Common Shares of Primero on the TSX for the periods listed:

	High	Low
Period	(CDN$)	(CDN$)	Volume
2017
January	$1.14	$0.98	427,703

	High	Low
Period	(CDN$)	(CDN$)	Volume
February	1.21	0.82	625,156
March	0.86	0.70	470,452
April	0.84	0.61	429,504
May	0.74	0.50	631,540
June	0.54	0.43	508,712
July	0.47	0.39	245,395
August	0.47	0.11	1,665,372
September	0.12	0.08	884,913
October	0.09	0.08	423,120
November	0.10	0.08	473,022
December	0.10	0.09	466,036
2018
January	0.30	0.09	2,512,244
February	0.23	0.19	11,877,972
March 1 – March 27	0.27	0.21	7,275,279

Warrants

The Company’s Warrants are traded on the TSX under the symbol “P.WT.C”. The warrants commenced trading on June 24, 2016. The following table shows the high and low trading prices and monthly trading volume of the warrants of Primero on the TSX for the periods listed:

P.WT.C

	High	Low
Period	(CDN$)	(CDN$)	Volume
2017
January	$0.20	$0.14	197,350
February	0.18	0.08	632,500
March	0.09	0.05	638,750
April	0.05	0.03	65,250
May	0.05	0.03	167,500
June	0.05	0.01	235,300
July	0.03	0.02	72,000
August	0.04	0.01	755,311
September	0.01	0.01	494,000
October	0.02	0.01	366,500
November	0.01	0.01	187,300
December	0.01	0.01	195,000
2018
January	0.03	0.01	822,700
February	0.01	0.01	103,700
March 1 – March 27	0.01	0.01	20,000

Convertible Debentures

The Company’s 2015 Debentures are traded on the TSX under the symbol “P.DB.V”. The following table shows the high and low trading prices and monthly trading volume of the convertible debentures of Primero on the TSX for the periods listed:

P.DB.V

	High	Low
Period	(CDN$)	(CDN$)	Volume
2017
January	$68.00	$65.00	65,000
February	70.00	57.01	5,215,000
March	62.00	55.00	4,967,000
April	68.00	60.00	150,000
May	70.79	64.00	277,000
June	63.00	60.00	8,916,000
July	62.00	58.00	5,288,000
August	63.25	50.00	4,337,000
September	65.00	61.00	2,240,000
October	65.00	63.00	1,359,000
November	66.50	63.00	1,694,250
December	65.00	63.50	426,000
2018
January	99.75	62.50	7,226,000
February	100.00	88.00	4,103,000
March 1 – March 27	99.13	98.03	7,257,000

PRIOR SALES

During the financial year ended December 31, 2017, Primero issued or granted the following Common Shares or securities convertible into Common Shares:

Date of Issuance	Number and Type of Securities Issued	Issue or Exercise Price Per Security (CDN$)
February 17, 2017	57,207 Common Shares(2)	$1.00
February 23, 2017	11,300 Common Shares(2)	$0.89
March 2, 2017	590,657 Common Shares(3)	$0.82
March 6, 2017	762,454 Common Shares(2)	$0.74
March 24, 2017	2,771,877 PSUs	$0.75
March 24, 2017	2,057,589 Stock Options	$0.76
March 27, 2017	259,041 Common Shares(2)	$0.76
March 27, 2017	95,395 PSUs	$0.76
March 28, 2017	80,217 Common Shares(2)	$0.74
March 28, 2017	46,474 PSUs	$0.78
March 29, 2017	49,658 Common Shares(2)	$0.73
March 29, 2017	49,658 PSUs	$0.73
March 31, 2017	304,574 Common Shares(2)	$0.75
April 3, 2017	30,987 Common Shares(2)	$0.74
April 3, 2017	30,987 PSUs	$0.74
April 4, 2017	46,875 PSUs	$0.74
April 4, 2017	46,875 Common Shares(2)	$0.73
April 5, 2017	46,246 Common Shares(2)	$0.73
April 5, 2017	46,246 PSUs	$0.73
April 6, 2017	42,852 PSUs	$0.73
April 6, 2017	42,852 Common Shares(2)	$0.73
April 7, 2017	44,540 PSUs	$0.74
April 7, 2017	44,540 Common Shares(2)	$0.73
May 11, 2017	633,329 PSUs	$0.75(4)
May 12, 2017	202,608 Common Shares(2)	$0.72
May 15, 2017	39,661 Common Shares(2)	$0.68
May 29, 2017	12,231 Common Shares(2)	$0.60
May 31, 2017	13,258 Common Shares(2)	$0.51
June 16, 2017	4,721 Common Shares(2)	$0.46
August 14, 2017	602,579 PSUs	$0.75(4)
August 21, 2017	161,521 Common Shares(2)	$0.13
October 3, 2017	506,551 Common Shares(2)	$0.09
November 16, 2017	46,297 Common Shares(2)	$0.09
November 30, 2017	219,598 Common Shares(2)	$0.09
December 13, 2017	4943 Common Shares(2)	$0.09

Notes:

(1)

““Price per Security’’ refers to the share price at the closing of the day before the date of grant in the case of Primero options and Primero PSUs and the market price at the time of issuance in the case of Primero shares.

(2)	Issuance of Primero shares in connection with vested Primero PSUs.
(3)	Issuance of Primero shares in connection with severance entitlement of former President and Chief Executive Officer Ernest Mast.
(4)	Reflects the price utilized by the Primero Board to determine the quantity of units issued.

DIRECTORS AND OFFICERS

The following table is as at the date of the AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officer of the Company, as well as the period during which each person, if applicable, has been a director of the Company.

The term of office of each director of the Company ends immediately before the election of directors at the annual meeting of shareholders each year.

	Position(s) with the	Principal
Name and Residence	Company	Occupation	Director Since

JOSEPH CONWAY(1)(2)	Vice Chairman,	Vice Chairman,	June 28, 2010
Ontario, Canada	Interim President and	Interim President
	Chief Executive	and Chief Executive
	Officer	Officer

DAVID DEMERS(3)(4)	Director	Consultant, Crocus	October 29, 2008
British Columbia, Canada		Advisors Ltd.

GRANT EDEY(2) (4) (5)	Director	Corporate Director	June 28, 2010
Ontario, Canada

PATRICIA A. FORTIER(2)(4)(6)	Director	Former Canadian	November 1,
Ontario, Canada		diplomat	2016

BRAD MARCHANT(2)(5)	Director	Corporate Director	June 26, 2013
British Columbia, Canada

WADE NESMITH	Chairman and	Chairman of the	October 29, 2008
British Columbia, Canada	Director	Company

ROBERT A.	Director	Executive Chairman	June 28, 2010
QUARTERMAIN(2)(3)		and Director of
British Columbia, Canada		Pretium Resources
Inc.

MICHAEL RILEY(3)(5)	Director	Corporate Director	April 22, 2010
British Columbia, Canada

TAMARA BROWN(1)	Vice President,	Vice President,	N/A
Ontario, Canada	Corporate	Corporate
	Development	Development of the
Company

	Position(s) with the	Principal
Name and Residence	Company	Occupation	Director Since

H. MAURA LENDON(1)	Chief General	Chief General	N/A
Ontario, Canada	Counsel and	Counsel and
	Corporate Secretary	Corporate Secretary
of the Company

JAMES MALLORY,	Vice President,	Vice President,	N/A
Ontario, Canada	Corporate	Corporate
	Responsibility	Responsibility

DAMIEN MARANTELLI(1)	Chief Operating	Chief Operating	N/A
Ontario, Canada	Officer	Officer of the
Company

RYAN SNYDER (1)(7)	Chief Financial Officer	Chief Financial	N/A
Ontario, Canada		Officer of the
Company

LOUIS TONER	Vice President,	Vice President,	N/A
Quebec, Canada	Project Development	Project Development
	and Construction	and Construction

(1)	Member of the Disclosure Committee.
(2)

Member of the Technical and Corporate Responsibility Committee, formerly known as the Corporate Responsibility Committee. Mr. Conway was appointed to the Technical Corporate Responsibility Committee on February 17, 2016. Mr. Marchant is the Chair of the Technical and Corporate Responsibility Committee.

(3)	Member of the Human Resources Committee. Mr. Quartermain is the Chair of the Human Resources Committee.
(4)	Member of the Governance and Nominating Committee. Mr. Demers is the Chair of the Governance and Nominating Committee.
(5)	Member of the Audit Committee. Mr. Riley is the Chair of the Audit Committee.
(6)	Ms. Fortier was appointed to the Governance & Nominating Committee and the Technical and Corporate Responsibility Committee, effective November 1 and ratified by the Board on November 8, 2016.
(7)	Mr. Snyder was promoted to the role of Chief Financial Officer effective September 15, 2017.

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,333,154 Common Shares, being 1.21% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Principal Occupations and Other Information about Primero’s Directors and Executive Officers

The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the biographies set forth below.

Joseph Conway – Vice Chairman, Interim President and Chief Executive Officer

Mr. Conway was appointed Interim President and Chief Executive Officer upon the departure of Mr. Ernest Mast as President and Chief Executive Officer effective March 6, 2017. Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010, and has been a director of the Company since June 28, 2010. Mr. Conway ceased to be President of Primero on February 2, 2015, and retired from his position as Chief Executive Officer on January 31, 2016. Effective February 1, 2016, he became Executive Vice Chairman of the Company. He has also been a director of Orezone Gold Corporation since October 2014. Mr. Conway was a non-executive director of Santana Mineral Limited from June 2013 to November 2015. Mr. Conway was a director of Dalradian Resources Inc. from June 2010 to May 2013. He served as President and Chief Executive Officer and a director of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010 and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

David Demers – Director

Mr. Demers has been a director of the Company since October 28, 2008. He was one of the founding members of Westport Fuel Systems, a University of British Columbia spinoff company that has grown into the world’s leading alternative fuels automotive systems company, supplying CNG and LNG systems to many of the world’s leading manufacturers of cars and commercial vehicles. Mr. Demers served as CEO and a director of Westport from 1996 until July 2016, when it merged with Fuel Systems Solutions of New York. Mr. Demers has worked as a Director of a number of technology start-ups, including EnWave (TSX:ENW) as it was spun out of the University of British Columbia until it completed its initial public offering, and was Chair of BrightSide which was sold to Dolby. He also served as a Director of Clean Energy Fuels (CLNE) through its NASDAQ listing. Mr. Demers obtained a Bachelor of Science (Physics) in 1976 and a Juris Doctor in 1978, both from the University of Saskatchewan.

Grant Edey – Director

Mr. Edey has been a director of the Company since June 28, 2010. He was President and Chief Executive Officer of Khan Resources Inc. from July 2010 to May 2017. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Master of Business Administration from the University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Patricia A. Fortier – Director

Ms. Fortier has been a director of the Company since November 1, 2016. Ms. Fortier is a former Canadian diplomat whose career has focused on political relations, governance, international security, and trade and investment – notably involved with the extractive and defence industries abroad. She became a Fellow of the Canadian Global Affairs Institute in April 2017 and Senior Fellow at University of Ottawa's Graduate School of Public and International Affairs in September 2017. In February 2017 she became a member of the board of the Retired Heads of Mission Association of Canada, the official grouping for all former Canadian Ambassadors. Her last post in government was as Assistant Deputy Minister responsible for Consular, Security, and Legal Affairs in Global Affairs Canada. Ms. Fortier was the past Canadian Ambassador to Peru and Bolivia and the Canadian Ambassador to the Dominican Republic. She was also the Minister-Counsellor (Political) at the Canadian Embassy in Washington, D.C. Ms. Fortier’s past work abroad includes being Senior Advisor to the OAS Electoral Observation Mission to Peru and Chief Advisor to the High Level Mission to Peru. In Costa Rica, she worked with international NGOs on climate change (Earth Council) and human rights/democracy (Instituto Interamericano de los Derechos Humanos). Other diplomatic postings included Chile, the Canadian mission to the United Nations in New York, India, Kenya and Zambia. She was also a member of the board of the Pearson Peacekeeping Centre. Ms. Fortier has a Master's degree in Public Administration and a BA (Honours) from Queen's University and was a Weatherhead Fellow at Harvard University. She is fluent in English, Spanish and French.

Brad Marchant – Director

Mr. Marchant has been a director of the Company since June 2013. He is co-founder of Triton Mining Corporation and successfully took the Limon mine in Nicaragua from exploration through to production and expansion. Mr. Marchant has over 40 years of experience in the mining and environmental industry both in management and as a director. He has worked with numerous mining and technology companies including Coastech Research Inc., Triton Mining Corporation, Placer Dome Ltd., Equity Silver Mines Ltd., Enterra Feed Corporation and Wabush Mines Ltd. He also founded a new water treatment company, BioteQ Environmental Technologies Inc., which is focused on finding water treatment solutions for mining companies experiencing metallurgical and environmental challenges. Mr. Marchant has a B.Sc. in Biochemistry from the University of New Brunswick and a M.A.Sc. in Mining and Mineral Process Engineering from the University of British Columbia. Mr. Marchant’s extensive industry experience and operations expertise make him a valued member of the Company’s Audit Committee and also the chair of the Technical and Corporate Responsibility Committee.

Wade Nesmith – Director and Chairman of the Board

Mr. Nesmith is the founder of the Company, Chairman of the Board, and a director of Primero. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith is also a director of Westport Fuel Systems Inc., a NASDAQ and TSX listed technology company involved in the creation and manufacture of fuel systems that use gaseous fuels. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He was a founding director of Silver Wheaton Corp. (TSX, NYSE), serving from 2004 to 2016.

Robert A. Quartermain – Director

Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010 and has worked in the resource industry since 1976. He is Executive Chairman and a director of Pretium Resources Inc. since October 2010. He served as President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 until January 2010 and worked for Teck Corp. from 1981 to 1984. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

Mr. Riley has been a director since April 2010. He retired as a senior auditor partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and US listed public company clients in mining, transportation and banking. During that time, he also lead the office’s M&A due diligence practice for 2 years. He has previously been a director for several organizations, including the British Columbia Lottery Corporation, CanAlaska Uranium Ltd., Seacliff Construction Corp., the Vancouver Symphony Society, The Heart & Stroke Foundation of British Columbia & Yukon and the BCAA Road Safety Foundation. Mr. Riley graduated with a Bachelor of Commerce Degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also holds a graduate diploma in public accounting from McGill University attained in 1977 and continues to hold the Canadian CPA CA designation as a member of both the BC and Quebec CPA professional bodies. Mr. Riley’s accounting background, financial sophistication and auditing expertise are valuable assets to the Company’s Audit Committee.

Tamara Brown – Vice President, Corporate Development

Ms. Brown has been Vice President, Investor Relations of the Company since June 1, 2010. Ms. Brown was later appointed Vice President of Corporate Development of the Company on October 16, 2015. From April 2009 to April 2010, Ms. Brown was Director of Investor Relations for IAMGOLD where she was responsible for all aspects of investor relations including being a member of its disclosure committee. Previously, Ms. Brown was an investor relations consultant for several junior exploration companies, partner of a boutique investment banking firm and a professional engineer in the mining industry. She graduated with a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University. She holds directorships in the Boards of Superior Gold Inc. and Eastmain Resources Inc.

H. Maura Lendon –Chief General Counsel and Corporate Secretary

Ms. Lendon has been Chief General Counsel and Corporate Secretary of the Company since March 29, 2012. Prior to that, she held senior legal roles, including as Senior Vice President, Corporate Services, Chief Legal Officer and Corporate Secretary of HudBay Minerals Inc. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer Canada of AT&T. Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

James Mallory – Vice President, Corporate Responsibility

Mr. Mallory was appointed Vice President Corporate Responsibility of the Company on March 1, 2014. From April 2011 to July 2013, Mr. Mallory was Vice-President, Operations & Social Responsibility at South American Silver, during which time he was responsible for social responsibility programs in Bolivia and Chile. From May 2009 to March 2011 he was Vice President Sustainability for Silver Standard Resources overseeing environmental and community relations initiatives for projects in Mexico, Argentina and Peru. Previously from June 2006 to January 2009 Mr. Mallory was General Manager with Nova Gold Resources responsible for relations with the BC First Nations (2006-2007) and later as General Manager of Operations in Nome, Alaska. Mr. Mallory started his career with Placer Dome and has 40 years of mining industry experience including 13 years of international service in Chile.

Damien Marantelli – Chief Operating Officer

Mr. Marantelli was appointed Chief Operating Officer in October 2016. Mr. Marantelli, an experienced mining engineer, brings over 37 years of international experience in the mining industry where he has successfully managed development, construction and operations across a variety of commodities. Previously, Mr. Marantelli held the roles of General Manager of the Sentinel copper mine in development by First Quantum Minerals, Managing Director of First Quantum’s (previously Inmet’s) Las Cruces copper mine, and the Managing Director of the Çayeli underground copper and zinc mine. Prior to his experiences with First Quantum/Inmet, Mr. Marantelli was the General Manager of BHP Billiton’s (previously WMC Resources) Mount Keith operations and General Manager with Leinster Underground. Mr. Marantelli received a Diploma of Engineering (Mining) from the Royal Melbourne Institute of Technology, and a Diploma of Business (Frontline Management) from Excel Consulting Australia.

Ryan Snyder, Chief Financial Officer

Mr. Snyder was appointed Chief Financial Officer in September 2017. Mr. Snyder was previously Primero's Director of Finance and Treasurer and has an extensive background in financial management, reporting, treasury, and strategy development. Prior to working for Primero, he held progressively senior roles at Inmet Mining Corporation (now First Quantum Minerals Ltd.) and Enirgi Group Corporation, after starting his career at KPMG LLP. Ryan is a Chartered Professional Accountant with a Bachelor of Commerce from Queen's University.

Louis Toner – Vice President, Project Development and Construction

Mr. Toner was appointed Vice President, Project Development and Construction of the Company on July 29, 2013. He brings over 35 years of engineering and construction management experience ranging from small and medium sized brownfield projects to large-scale greenfield projects. Previously, Mr. Toner worked with BBA Inc., Lafarge Canada Inc., and SNC-Lavalin International Inc. Mr. Toner holds a B.Eng. Civil Engineering from McGill University and is fluent in French, English and Spanish. He is a member of the Ordre des ingénieurs du Québec (OIQ) and the Association of Professional Engineers and Geoscientists of New Brunswick.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

No director or executive officer of Primero is, as at the date of this AIF, or has been, within the last ten years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder.

Sanctions

No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the Company’s directors and officers also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Primero Board, would be obliged to abstain from voting as a Primero director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Primero. At this time the Board is not aware of any existing or potential material conflict of interest between the Company or a subsidiary of the Company and any director. See “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Ejidos

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Certain of the properties included in the San Dimas Mine and for which Primero holds legal title have been subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings in all cases were brought against previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. As such, Primero initially has no standing to participate in them and may not receive timely notice of such actions brought decisions rendered.

Since acquiring the San Dimas Mine, Primero has been aware of four such ejidos actions, three of which have been finally resolved in favour of Primero’s interests. Primero continues to challenge the fourth outstanding Ejidos’ legal claim to defend its position as the legitimate owner of the subject property. If Primero is not successful in this outstanding claim, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the subject property. Further, there is no assurance that Ejidos will not engage in legal proceedings to claim interests in properties owned by Primero in future.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, Inc. at its principal office in Canton, Massachusetts.

MATERIAL CONTRACTS

The material contracts entered into by the Company within the financial year ended December 31, 2017 or before such time that are still in effect, other than in the ordinary course of business, are the following:

(a)

Credit Agreement, dated May 23, 2014, between the Company and a syndicate of lenders led by Bank of Montreal as Administrative Agent, (as amended pursuant to a first amending agreement dated December 22, 2014, a second amending agreement dated February 5, 2015, a third amending agreement dated December 31, 2015, a fourth amending agreement dated December 28, 2016, a fifth amending agreement dated March 30, 2017, a sixth amending agreement dated October 2, 2017, a seventh amending agreement dated November 23, 2017, an eighth amending agreement dated November 23, 2017, a ninth amending agreement dated November 30, 2017, a tenth amending agreement dated December 15, 2017, an eleventh amending agreement dated December 22, 2017 and an twelfth amending agreement dated January 11, 2018);

(b)	Trust Indenture, dated February 9, 2015, between the Company and Computershare Trust Company of Canada;

(c)

Second amended and restated silver purchase agreement among Silver Trading, SW Caymans, the Company and Silver Wheaton dated as of August 6, 2010; See “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”; and

(d)	Deed of indemnity among Silver Trading, the Company and Goldcorp, dated as of August 6, 2010. See “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 - Continuous Disclosure Obligations by Primero during, or relating to, Primero’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

(a)

J. Morton Shannon, P. Geo. of AMC Mining Consultants (Canada) Ltd., and Rodney Webster, M.AIG, of AMC Consultants Pty Ltd. and Gabriel Voicu, P.Geo., former Vice President, Geology and Exploration of Primero authored the San Dimas Technical Report, and each a “Qualified Person” for the purposes of NI 43-101.

(b)	Dave Laudrum, P. Geo., Senior Resource Manager of Primero and a “Qualified Person” for purposes of NI 43-101, reviewed and approved:

•	the scientific and technical information after April 18, 2014 for San Dimas Mine;

•	the Mineral Resource Estimates for San Dimas Mine; and

(c)	Patrick McCann, P.Eng., Principal Engineer of Primero and a “Qualified Person” for the purposes of NI 43-101, reviewed and approved:

•	the Mineral Reserve estimates for San Dimas Mine.

To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except for Patrick McCann, Principal Engineer and Dave Landrum, Senior Resource Manager of the Company.

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission’s website at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Information Circular for Primero’s Shareholders Meeting, which is available on SEDAR at www.sedar.com.

Additional financial information is also provided in Primero’s audited consolidated financial statements and the MD&A for the year ended December 31, 2017, which may also be found on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission’s website at www.sec.gov.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and can be found in the Company’s management information circular or on the Company’s website www.primeromining.com.

Composition of Audit Committee

The Audit Committee is currently comprised of three directors, Michael Riley, Grant Edey and Brad Marchant, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian and US securities laws and regulations. Michael Riley, the Chair of the Audit Committee, is also an “audit committee financial expert” under the U.S. Securities and Exchange Act regulations.

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers – Principal Occupations and Other Information about Primero’s Directors and Executive Officers”. Such education and experience provides each member with:

•	an understanding of the accounting principles used by the Company to prepare its financial statements;

•	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

For the financial years ended December 31, 2017 and 2016, the Company paid the external auditor, CDN$832,999 and CDN$839,575, respectively, as detailed below:

	Year Ended December 31
Nature of Services	2017(1)	2016(1)
Audit Fees(2)	$670,762	761,142
Audit-Related Fees(3)	0	0
Tax Fees(4)	162,237	78,433
All Other Fees(5)	0	0
Total	$832,999	$839,575

Notes:

(1)	All amounts in Canadian dollars.
(2)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the review and audit of the Company’s interim and annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)

Audit-related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.

(4)	Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(5)	Other fees would include transaction related services.

SCHEDULE “A”
TECHNICAL DEFINITIONS

The estimated Mineral Reserves and Mineral Resources for the Company’s properties have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions (the “CIM Standards”) adopted by the Canadian Securities Administrators in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards 2014 Version:

Pre-Feasibility Study (Preliminary Feasibility Study)

The CIM Definition Standards requires the completion of a Pre-Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined . It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Feasibility Study

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The term proponent captures issuers who may finance a project without using traditional financial institutions. In these cases, the technical and economic confidence of the Feasibility Study is equivalent to that required by a financial institution.

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses , which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

‘Reference point’ refers to the mining or process point at which the Qualified Person prepares a Mineral Reserve. For example, most metal deposits disclose mineral reserves with a “mill feed” reference point. In these cases, reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of “clean coal”. In this coal example, reserves are reported as a “saleable product” reference point and include reductions for plant yield (recovery). The Qualified Person must clearly state the ‘reference point’ used in the Mineral Reserve estimate.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated , and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic , at the time of reporting, by at least a Pre-Feasibility Study.

Proven Mineral Reserve (Proved Mineral Reserve)

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic , at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

SCHEDULE “B”
MATERIAL MINERAL PROJECTS

SAN DIMAS

Property Description and Location

The San Dimas Mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlán, Sinaloa and 150 kilometres (“km”) west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

The San Dimas property consists of 93 contiguous concessions covering approximately 28,423 hectares, having expiry dates ranging from 2019 to 2055. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas Mine. The main environmental permit is the Licencia Ambiental Única under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014 the river’s course has been diverted through the new canal and the aquatic life recovery had been achieved. The new waste pad construction was completed in May 2014.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlán and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Mexican “Federal Electricity Commission” (“CFE”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the MFPA. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 95% of the total requirement of the San Dimas Mine during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the utility (CFE) and by diesel generators at the mine site. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation. Primero holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (“Luismin”).

In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mine from subsidiaries of Goldcorp in August 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

Historical Exploration and Development Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept described under “Deposits and Mineralization” below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

By the late 1980’s and early 1990’s, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drill-holes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Deposits and Mineralization

Deposits

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Channel Sampling

While drilling and drifting are now the predominant methods of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, approximately 1/3 of all channel samples and 100% of drillcore samples were sent to the independent SGS laboratory in Durango. These samples had QA/QC procedures applied and were of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation. In 2013 all channel samples collected and sent to SGS laboratory in Durango (approximately 1/3) were subjected to QA/QC procedures.